Mail Stop 4561

      June 18, 2007

Adam Langley
Aspen Diversified Fund LLC
1230 Peachtree Street, N.E.
Suite 1750
Atlanta, GA  30309

Re:	Aspen Diversified Fund LLC
	Form 10/A
	File No. 0-52544
      Filed June 8, 2007

Dear Mr. Langley:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Page numbers in our comment letter refer to the marked courtesy copy of the filing that you provided to us.

Exhibit 19

Independent Auditors` Report, page 1

1. We note that the reports of the other auditors relied upon by Williams, Benator & Libby, LLP state that the audits were conducted in accordance with either auditing standards generally accepted in the United States of America or International Standards on Auditing.
When the principal auditor relies upon the reports of other
auditors,
Regulation S-X requires that all parts of the audit be performed in
accordance with GAAS, regardless of who performs the work.  Note that
the SEC has stated in Release No. 34-49708 Commission Guidance Regarding the Public Company Accounting Oversight Board`s Auditing and Related Professional Practice Standard No. 1 that "references in
Commission rules....to GAAS or to specific standards under GAAS, as
they relate to issuers, should be understood to mean the standards of the PCAOB plus any applicable rules of the Commission."
Therefore,
when the principal auditor of an issuer chooses to make reference to the report of another auditor, the other auditor`s report must state that the audit was conducted in accordance with the standards of the
PCAOB (see the PCAOB`s Auditing Standard No. 1 for this requirement).
It is not appropriate for the report of the other auditor to only refer to auditing standards generally accepted in the United States of America or to International Standards on Auditing. Also, please note that the other auditor is also expected to comply with the SEC`s auditor independence requirements outlined in Rule 2-01 of Regulation
S-X. Please advise us of your plans to correct this deficiency in your next amendment.

2. You state in your response to comment 6 that you are not aware of any rule or regulation requiring these reports to be included as a part of the Independent Auditors` Report issued by Williams Benator &
Libby, LLP. If part of the examination is made by an independent accountant other than the principal accountant and the principal accountant elects to place reliance on the work of the other accountant and makes reference to that effect in his report, the separate report of the other accountant shall be filed. Please revise to include the reports of the other accountants. For reference see Rule 2-05 of Regulation S-X.

Note B - Investments in Investment Funds, page 8

3. We note your revisions to Note B. Paragraph 11(a) of SOP 95-2 requires you to categorize investments by the following: (1) type (such as common stocks, preferred stocks, convertible securities, fixed-income securities, government securities, options purchased, options written, warrants, futures, loan participations, short sales, other investment companies, and so forth), (2) country or geographic region and (3) industry. As previously requested, please disclose the percent, total value and cost of your investments by type, the total value and cost (in addition to percent) of your investments by country or region, and the amount of your investments categorized by industry (i.e. foreign currencies, metals, financial instruments, stock indices, energy, agriculture, etc.).

Exhibit 99

4. Please revise your interim financial statements to include relevant footnote disclosures as required by Article 10 of Regulation
S-X.


*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Kristi
Marrone at (202) 3429 or Daniel Gordon, Accounting Branch Chief, at
(202) 551-3486. Direct any other questions to Michael McTiernan at
(202) 551-3852, or the undersigned at (202) 551-3780.



Sincerely,



	Karen J. Garnett
	Assistant Director
Adam Langley
Aspen Diversified Fund LLC
June 18, 2007
Page 1